ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

02028484

1 April 2002

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 29 March 2002, Re: Change of address for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

PROCESSED
MAY 0 1 2002
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

dlw 4/23

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21641036

Form Version 2.0

Change of Address

Ownership transfer to **ANGKASA** on **29-03-2002 05:57:22 PM**
Reference No **AA-020329-6AE7D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Tham Tuck Chuen**
* Designation	:	**Secretary**

* Change description	:	**Registrar**
Name of Registrar (if applicable)	:	**Secretarial Communications Sdn. Bhd. (92040-W)**
* Old address	:	**Suite 11.01, Level 11, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur**
* New address	:	**Level 47, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur**
* Telephone no	:	**03-21622155, 03-21648411**
* Facsimile no	:	**03-21614535**
E-mail address	:	
* Effective date	:	**01-04-2002**
Remark	:	

ANGKASA MARKETING BERHAD (41515-D)

Secretary

29 MAR 2002